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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

       SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                            COX COMMUNICATIONS, INC.
                            (Name of Subject Company)

                            COX COMMUNICATIONS, INC.
                       (Names of Persons Filing Statement)

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                 CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

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                                   224044 10 7
                      (CUSIP Number of Class of Securities)

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                                 Jimmy W. Hayes
                            Cox Communications, Inc.
                           1400 Lake Hearn Drive 30319
                                Atlanta, Georgia
                            Telephone: (404) 843-5000
                     (Name, address and telephone number of
                      person authorized to receive notices
            and communications on behalf of persons filing statement)


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Cox Communications, Inc. (CCI) provided each cable system with a form letter to be used, at the discretion of each cable system, to advise the local franchising authority about the agreement between CCI and Cox Enterprises, Inc. (CEI) pursuant to which CEI would offer to acquire the shares of CCI it does not already own. A copy of the form letter is being filed as Exhibit 99.1 to the
Schedule 14D-9.

Item 9.  Exhibits.


Exhibit No.                    Description

    99.1       Form of letter to local franchising authority.

                                                                  Exhibit 99.1


                                                October __, 2004


[LFA contact]



Dear ______________________:

As you may be aware, Cox Communications, Inc. ("CCI") and Cox Enterprises, Inc. ("CEI") have announced that they have reached an agreement for CCI and a wholly owned subsidiary of CEI to acquire in a joint tender offer up to 100% of the issued and outstanding shares of Class A Stock of CCI not otherwise owned or controlled by CEI. CEI currently owns directly or through subsidiaries approximately 62.05% of the outstanding shares of common stock of CCI and 72.74% of the voting power in CCI, and thus is currently the majority and controlling shareholder of CCI. Accordingly, this will be an inter-company transaction that will not impact the control or operations of our local franchises, or change the entity currently holding the franchise. If you have any questions or concerns regarding this transaction, please call me at____________.


Sincerely,